

Mail Stop 3561

June 17, 2008

Mr. Richard Purvis
Chief Executive Officer
Skin Nutrition International, Inc.
410 Park Avenue 15th Floor
New York, NY 10022

Re: Skin Nutrition International, Inc.
Item 4.01 Form 8-K filed May 27, 2008
File No. 0-52526

Dear Mr. Purvis:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel
                                        and Health Care Services

cc: Richard Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725